Listed Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
July 22, 2021

Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”) File Nos. 333-215588 and 811-23226 Spear Alpha ETF (the “Fund”)
Dear Mr. Sutcliffe:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 99 to the Trust’s Registration Statement on Form N-1A filed May 17, 2021 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Please provide a completed fee table and expense example. Please also confirm that acquired fund fees and expenses (“AFFE”), if any, are less than 1 basis point.
Response:     The fees and expenses table for the Fund will appear as shown below. The Fund confirms that AFFE is less than 1 basis point. .
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions and other fees to financial intermediaries that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.75%
(1) Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $77	3 Years: $240

Comment 2.Please confirm whether there are any fee waiver, reimbursement, or recoupment arrangements in place for the Fund, and if so, add disclosure accordingly.
Response:     The Trust confirms that there are no fee waivers, reimbursement, or recoupment arrangements in place for the Fund.
Comment 3.Please confirm whether the Fund will utilize leverage or derivatives as part of its principal investment strategy.
Response:     The Trust confirms that the Fund will not utilize leverage or derivatives as a part of its principal investment strategy.
Comment 4.With respect to the bullet point labeled “Robotics and Industrial Automation”, please clarify whether, “products, software, or systems”, includes consumer retail, or industrial only.
Response:     The Trust has made the following clarification in the Fund’s Prospecuts:
“In application of this theme, the Adviser seeks to identify and invest in companies that engage in one or more of the following, or similar, activities: (i) the design and/or manufacturing of robotics or industrial automation in the form of products, software, or systems...”.
Comment 5.With respect to the bullet point labeled “Phototonics and Additive Manufacturing”, please use plain English in place of, or to explain teh term “quantum”.
Response:    The Trust has made the following revision to the Fund’s Prospectus:

“Photonics is the technology of generating and harnessing light and other forms of radiant energy whose quantum (i.e., smallest possible) unit is the photon.”
Comment 6.In the subsection entitled “The Adviser’s Investment Process”, include an explanation of the term “alpha” and how it relates to the strategy of the Fund.
Response:     The Trust has made the following revision to the Fund’s Prospectus:

“The Adviser’s alpha strategy seeks to identify investment opportunities in which the performance of a company’s stock will exceed that of the market over time. In implementing this strategy, the Adviser employs a fundamental research process, combining deep industry knowledge with rigorous financial analysis.”
Comment 7.In the same paragraph, please use plain English in place of, or to explain, “Discounted Cash Flow Model”.
Response:     The Trust has made the following revision to the Fund’s Prospectus:
“The Adviser builds financial forecasts using assumptions derived from the research process and constructs a valuation framework using several valuation methodologies, including a Discounted Cash Flow Model (DCF), which is a valuation method used to estimate the value of an investment based on its expected future cash flows.”
Comment 8.Please clarify the Fund’s concentration policy with more specificity. In what groups of industries does the Fund intend to concentrate, and under what circumstances? Explain how the groups of industries in the industrials and technology sectors are sufficiently related.
Response:     The Fund will not concentrate in any industry or group of industries. As such, we have deleted the concentration policy in the Fund’s SAI and revised the disclosure in the “Principal Investment Strategies” section of the Fund’s Prospectus to disclose that the Fund will have significant exposure to issuers in the industrials and technology sectors.

Comment 9.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:     The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund and not overly lengthy or technical, and that the risks the Adviser considers the most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Comment 10.Under “Additional Information About the Fund – Principal Investment Objective”, please include a discussion of the Fund’s investment objective, as well as how it intends to achieve its investment objective in accordance with the requirements of Form N-1A, Items 9(a) and 9(b).
Response:     The Trust believes the its current Item 4 disclosure provides a complete and appropriate description of the Fund’s investment objective and how the Fund intends to achieve its investment objective, including a discussion of its principal investment strategies. The Trust notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund. The Trust, therefore, respectfully declines the Staff’s comment.
Comment 11.Confirm whether the Fund will redeem in-kind or in cash.
Response:     As disclosed under “Purchase and Sale of Shares” in the Fund’s Prospectus, the Trust confirms that the Fund generally issues and redeems Creation Units in exchange for a portfolio of securities.
Comment 12.In the Adviser’s Proxy Voting Guidelines included in Appendix A, disclose where appropriate how the Adviser will approach relevant ESG proxy issues. Alternatively, explain in correspondence why such disclosure is not required or applicable.
Response:     The Trust confirms that the Adviser’s Proxy Voting Guidelines have been updated to disclose how the Adviser will approach relevant ESG proxy issues.

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If you have any questions regarding the above response, please do not hesitate to contact me at (414) 336-9563 or alia.vasquez@usbank.com.
Sincerely,

/s/ Alia M. Vasquez
Alia M. Vasquez
Assistant Secretary
Listed Funds Trust
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